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                                                                   Exhibit 99.1



April 5, 2002



To the Securities and Exchange Commission:



Arthur Andersen LLP has represented to Altiris, Inc. (the "Company") that its audits of the consolidated financial statements of the Company and its subsidiaries as of December 31, 1999, 2000 and 2001 and for the years then ended were subject to its quality control system for the United States accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Arthur Andersen personnel working on the audits and that there was appropriate availability of national office consultation and availability of personnel at foreign affiliates of Arthur Andersen to conduct the relevant portion of the audits.



ALTIRIS, INC.



/s/ Stephen C. Erickson

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Stephen C. Erickson


Chief Financial Officer